UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 31, 2008

or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

- -   Report of Independent Registered Public Accounting Firm
- -   Statements of Assets Available for Benefits
- -   Statements of Changes in Assets Available for Benefits
- -   Notes to Financial Statements
- -   Schedule H, line 4i – Schedule of Assets (Held at End of Year)
- -   Schedule H, Line 4j – Schedule of Reportable Transactions

Note:	The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibit is filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2008	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
      ——————————————
      James E. Christenson
      Senior Vice President, Legal Services,
      and Secretary, on behalf of the Plan
      Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Financial Statements and Supplemental Schedules

Fiscal Years Ended May 31, 2008 and June 2, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of May 31, 2008 and June 2, 2007, and the related statements of changes in assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at May 31, 2008 and June 2, 2007, and the changes in its assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of May 31, 2008, and reportable transactions for the fiscal year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
November 18, 2008

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Assets Available for Benefits

	May 31, 2008	June 2, 2007
Assets
Investments at fair value	$454,063,438	$494,922,169
Receivables:
Employer contributions	11,085,912	12,652,320
Employee contributions	668,009	346,966
Investment income	393,040	402,647
Total receivables	12,146,961	13,401,933
Assets available for benefits at fair value	466,210,399	508,324,102
Adjustment from fair value to contract value for interest in
fully benefit-responsive investment contracts	(674,831)	-
Assets available for benefits	$465,535,568	$508,324,102

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Fiscal Years Ended
	May 31, 2008	June 2, 2007
Contributions:
Employer	$17,992,551	$19,349,820
Employee	21,896,843	20,841,760
Total contributions	39,889,394	40,191,580

Investment income (loss):
Dividends	24,030,881	15,272,057
Interest	767,602	652,361
Net appreciation (depreciation) in fair value of investments	(70,468,663)	64,411,106
Total investment income (loss)	(45,670,180)	80,335,524

Benefit payments	(36,923,191)	(20,127,029)
Administrative expenses	(84,557)	(80,335)
Net increase (decrease) in assets available for benefits	(42,788,534)	100,319,740

Assets available for benefits:
Beginning of year	508,324,102	408,004,362

End of year	$465,535,568	$508,324,102

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

Fiscal Years Ended May 31, 2008 and June 2, 2007

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investment securities are stated at their fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in common collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund (the SVF), for which the fair value is determined as described in the following paragraph. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan’s investment in the SVF, an investment contract in a common collective trust with Putnam Investment Management, Inc., is accounted for in accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires such investment contracts held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the SVF is based on audited information reported by the issuer of the common collective trust, while the contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of May 31, 2008. There are no reserves against the contract value for credit risk of contract issues or otherwise. At May 31, 2008, the fair value of the SVF exceeded its contract value by $674,831. At June 2, 2007, the contract value approximated fair value.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement is effective for the Plan in fiscal 2009. Herman Miller, Inc. (the Plan Sponsor) is currently evaluating the effect, if any, that the adoption of this standard will have on the Plan’s financial statements.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Use of Estimates

Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2. Plan Description

The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor

Herman Miller, Inc. and its participating affiliates (the Company or Employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Trustee

Under a trust agreement with the plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Plan Year

The Plan year coincides with the Company’s fiscal year, which is the 52- or 53-week period ending on the Saturday nearest May 31. The Plan’s fiscal years ended May 31, 2008 and June 2, 2007 each contained 52 weeks.

Participation Requirements

All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral and employer matching contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution

The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant’s compensation, not to exceed 6 percent for the Plan year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the fiscal years ended May 31, 2008 and June 2, 2007, represented 4.11 percent and 4.69 percent, respectively, of the respective participant compensation.

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. Effective September 1, 2007 the Plan was amended to allow participants the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Employer Matching Contributions

The Company will contribute to the Plan as matching contributions up to 50 percent of the participant’s salary deferral contributions that do not exceed 6 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Investment Options

Participants have the ability to direct the investment of their salary deferral and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include the Company’s common stock, various mutual funds and common collective trusts. All Employer profit-sharing contributions are invested directly in the Company’s common stock on behalf of the participants. As provided in a Plan amendment effective June 3, 2007, upon completing three years of participation in the Plan, qualifying participants may elect to direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan. This provision was subsequently amended effective July 15, 2008 to remove the three year participation requirement and allow participants to immediately direct the investment of such funds.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, Employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the plan administrator.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

Benefit Payments

Benefit payments are recorded when paid. For substantially all Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump-sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the Company, subject to certain restrictions defined in the Plan document.

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000, whichever amount is smaller; or (2) 100 percent of the participant’s salary deferral account balance as of the end of the Plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the Trustee.

Administrative Expenses

All expenses, other than the Trustee fees paid by the Plan, are paid by the Company.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The Company currently has no intention to terminate the Plan.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s total assets is as follows:

	May 31, 2008	June 2, 2007
Herman Miller, Inc. Common Stock
(4,466,360 shares in fiscal 2008 and 4,575,537 shares in
fiscal 2007)	$110,765,718	$167,144,354
American Europacific Growth Fund	46,219,019	43,646,570
American Growth Fund of America	73,293,542	75,347,128
Fidelity Equity-Income Fund	*	27,368,167
Neuberger & Berman Genesis Trust	33,209,333	27,987,656
PIMCO Total Return Fund	26,657,469	*
Putnam Stable Value Fund	33,243,917	28,754,805
* Investment is less than 5 percent

The Company’s common stock identified above includes both participant-directed and nonparticipant-directed amounts because participant-directed amounts cannot be readily distinguished for disclosure purposes.

The following is a summary of the assets associated with the investment in the Company’s common stock:

	May 31, 2008	June 2, 2007
Assets:
Common stock	$110,765,718	$167,144,354
Dividend receivable	393,040	402,647
Employer contribution receivable	10,815,501	12,426,081
	$121,974,259	$179,973,082

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

The following is a summary of significant components of changes in the assets associated with the investment in the Company’s common stock:

	Fiscal Year Ended
	May 31, 2008	June 2, 2007
Changes in assets:
Contributions	$12,405,368	$14,241,635
Dividends	1,644,860	1,601,271
Net appreciation (depreciation) in fair value of investments
	(53,289,298)	33,197,909
Benefit payments	(8,896,607)	(6,186,238)
Transfers to participant-directed investments	(9,854,713)	(23,959,430)
Administrative expenses	(8,433)	(7,814)
	$(57,998,823)	$18,887,333

During fiscal 2008 and 2007, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

	Fiscal Year Ended
	May 31, 2008	June 2, 2007
Common stock	$(53,289,298)	$33,197,909
Mutual funds	(15,871,985)	28,096,818
Common collective trusts	(1,307,380)	3,116,379
	$(70,468,663)	$64,411,106

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc. (PIM), an affiliate of the Trustee. These transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $19,557 in fiscal 2008 and $20,327 in fiscal 2007.

In fiscal 2008, PIM ceased to be affiliated with the Trustee and therefore, is no longer considered a party-in-interest under ERISA.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	Fiscal Year Ended
	May 31, 2008	June 2, 2007
Net assets available for benefits per the financial statements	$465,535,568	$508,324,102
Adjustment from contract value to fair value for interest in fully
benefit-responsive investment contracts	674,831	-
Assets available for benefits per the Form 5500	$466,210,399	$508,324,102

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN 38-0837640 Plan #002

May 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (4,466,360 Shares)	$ 85,675,859	$110,765,718
	Mutual funds
	Vanguard	Retirement Income Fund	a	814,025
		Retirement 2005 Fund	a	392,670
		Retirement 2010 Fund	a	2,789,299
		Retirement 2015 Fund	a	6,879,199
		Retirement 2020 Fund	a	7,625,255
		Retirement 2025 Fund	a	7,488,056
		Retirement 2030 Fund	a	6,088,354
		Retirement 2035 Fund	a	3,993,305
		Retirement 2040 Fund	a	1,762,964
		Retirement 2045 Fund	a	1,161,854
		Retirement 2050 Fund	a	406,999
	Portfolio 21	Portfolio 21 Fund	a	6,690,665
	American	Europacific Growth Fund	a	46,219,019
		Growth Fund of America	a	73,293,542
	Evergreen	Small-Mid Growth Fund	a	15,578,123
	PIMCO	Total Return Fund	a	26,657,469
	Fidelity	Equity - Income Fund	a	21,738,352
	Vanguard	Wellington Fund	a	20,478,665
	Neuberger & Berman	Genesis Trust	a	33,209,333
				283,267,148

	Common collective trust
	funds
*	Putnam Fiduciary Trust
	Company	Stable Value Fund	a	33,243,917
		S&P 500 Index Fund	a	16,859,726
				50,103,643

*	Various plan participants
		Non-interest bearing cash		76,961
		Participant loans (interest ranging from 5% to
		10.5%)	a	9,849,968
				$454,063,438

* – Represents party in interest

a – The cost of participant-directed investments is not required to be disclosed

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 38-0837640 Plan #002

Fiscal Year Ended May 31, 2008

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) - Series of transactions in excess of 5% of plan assets at beginning of year
Common stock
Herman Miller, Inc.	Common Stock	$23,317,527	$ -	$ -	$ -	$23,317,527	$23,317,527	$ -
Herman Miller, Inc.	Common Stock	$ -	$24,021,219	$ -	$ -	$15,810,216	$24,021,219	$8,211,003

There were no reportable transactions under category (i), (ii) or (iv).